140 Scott Drive
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Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                                         Max A. Webb, Assistant Director

Justin Dobbie, Legal Branch Chief

J. Nolan McWilliams, Attorney-Adviser

Kristin Shifflett, Accountant

David Humphrey, Accounting Branch Chief

Re:	Fantex, Inc.
Amendment No. 4 to the Registration Statement on Form S-1
Filed March 19, 2014
CIK No. 333-192476

Ladies and Gentlemen:

On behalf of Fantex, Inc. (the “Company”), we are hereby filing Amendment No. 5 (“Amendment No. 5”) to the Company’s above-referenced Registration Statement on Form S-1, which was filed with the Securities and Exchange Commission (the “Commission”) on November 21, 2013 and amended on each of December 27, 2013, January 17, 2014, February 28, 2014 and March 19, 2014 (as amended, the “Registration Statement”). For your convenience, we are also providing a courtesy package that includes five copies of Amendment No. 5, all of which have been marked to show changes from the prior filing of the Registration Statement.

Amendment No. 5 has been revised to reflect the Company’s responses to the comments received on April 1, 2014 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

April 3, 2014

Prospectus Cover Page

1.                          The first sentence of the second paragraph refers to a “best efforts, all or nothing” offering for 421,100 shares. This is inconsistent with the second risk factor on page 71 and the third bullet on page 179. Please revise for consistency or explain how any revisions to the terms of your offering will be consistent with Exchange Act Rules 10b-9 and 15c2-4. Additionally, to the extent that you may receive a decreased amount in offering proceeds, please explain at an appropriate section of the prospectus how you will pay the remaining amount under the Brand Contract.

Response:                                         In response to the Staff’s comment, the Company has revised Amendment No. 5 to revert the changes made to the second risk factor on page 71 and the third bullet point on page 179. In addition, the Company notes that it does not currently intend to decrease the offering size and does not anticipate any impact on the receipt of offering proceeds.

EJ Manuel may suffer from an injury, page 55

2.                          We note your reply to prior comment 6. We note that Troy Aikman, whom you reference, missed five games his first season due to a broken finger, according to an article in the Los Angeles Times. Please provide us with information drawn from the list of quarterbacks with whom you grouped EJ Manuel to support your contention that Manuel’s particular knee injuries are commonplace.

Response:                                         The Company respectfully notes that its intention was not to compare the injuries of EJ Manuel against those of other athletes in the data set. Instead, the Company advises the Staff that its model was built to account for lack of playing time of the comparable set of quarterbacks, whether for injuries or otherwise.

Further, the Company respectfully advises the Staff that it believes knee injuries of the type suffered by EJ Manuel to be normal wear and tear based on publicly available information suggesting that of the several types of ligament strains suffered in the knee, the type suffered by EJ Manuel, the lateral collateral ligament strain, is amongst the easier injuries to be fixed and could be remedied in many cases by wearing an external knee brace. According to Summit Medical Group, a mild sprain of the lateral collateral ligament may recover within a few weeks, but a severe sprain may take 6 weeks or longer to recover. In contrast, an anterior cruciate ligament (ACL) is easier to strain and a more common sports injury, and according to a University of San Diego Health System publication, could take six to nine months post-surgery to recover from. In light of the foregoing, the Company advises the Staff that it believes that the knee injuries suffered by EJ Manuel were less severe and more akin to normal wear and tear in the sport of football.

April 3, 2014

Critical Accounting Policies, page 92

Fair Value of Financial Instruments, page 93

EJ Manuel Estimated Brand Income, page 100

3.                          In your response to prior comment 13, you indicate that higher discount rates for EJ Manuel were used to address the higher degree of uncertainty in making estimations of future endorsement contracts for EJ Manuel given that he has only played for one season in the NFL and given that he currently plays for the Buffalo Bills. Please quantify for us, with a view toward enhanced disclosure, the amount of increase in the discount rate that was attributable to the following three factors: (i) EJ Manuel’s inexperience in the NFL, (ii) his playing for the Buffalo Bills, a team that has not had great success recently, and (iii) his playing in a smaller media market.

Response:                                         The Company respectfully advises the Staff that it has considered all the factors listed above in the aggregate in determining the appropriate discount rate to use in evaluating the estimated brand income for EJ Manuel.  The Company has not assigned different numeric values to each of the separate factors and is unable to establish with specificity the precise impact of each factor on the discount rate. The Company notes that it instead considered all the factors together in assessing that EJ Manuel’s brand income valuation warranted a higher discount rate.  In response to the Staff’s comment, the Company has revised page 102 of Amendment No. 5.

Business, page 121

Enhancing Brand Value, page 123

4.                          We note your response to prior comment 18 and reissue. You may express beliefs in a prospectus but there should be a reasonable basis for the belief. Please provide us with support for your belief that a couple of thousand shareholders, presumably moderately dispersed geographically, could have a measurable impact on generating additional endorsement contracts and thereby additional income in a brand.

Response:                                         In response to the Staff’s comment, the Company has revised pages 3 and 123 of Amendment No. 5 to reflect that since the Company is engaged in a new business and has little market data to test its thesis that additional social network followers would result in a broader base of fans and that this would result in potentially more endorsement deals. The Company notes that its belief that invested fans and social media followers will result in enhancing the brand value is based primarily on public research revealing that as of May 2012, Twitter users have, on average, more than 120 followers. In light of this and growing social media platforms the Company believes that with each additional investor in the Company who is interested in an athlete’s brand, many more will learn about that athlete’s brand. To the extent that these third parties in turn share the information regarding a Fantex brand, the Company believes that the growth could be exponential in the best case scenario. As such, the Company believes that having an invested base of followers could result in a much wider following of the athlete’s brand in the long run and could in turn potentially attract additional sponsors and endorsement partners.

April 3, 2014

Underwriting (Conflicts of Interest), page 177

5.                          We note your revised disclosure in the third bullet point on page 179. Please explain to us how this is consistent with the guidance in Securities Act Sections Compliance and Disclosure Interpretation 139.26 regarding reconfirmations of reservations if the offering prices below or more than 20% above the estimated offering price.

Response:                                         In response to the Staff’s comment, the Company has revised Amendment No. 5 to revert the changes made to the third bullet point on page 179.

* * * * * *

April 3, 2014

We hope the foregoing answers are responsive to your comments. As noted above, we are concurrently submitting Amendment No. 5 to the Company’s Registration Statement on Form S-1. Please do not hesitate to contact Jim Morrone by telephone at (650) 463-3058 or by email at jim.morrone@lw.com, or me by telephone at (650) 463-3067 or by e-mail at patrick.pohlen@lw.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Patrick A. Pohlen

Patrick A. Pohlen
of LATHAM & WATKINS LLP

cc:                                Fantex, Inc.

Deloitte & Touche, LLP

Fantex Brokerage Services, LLC

Stifel, Nicolaus & Company, Incorporated

Cooley LLP